REDCORP


03050319

NEWS RELEASE

News Release 03-01

Up to $1,800,000
BROKERED PRIVATE PLACEMENT

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") announces that, subject to regulatory acceptance, it will complete a private placement with "accredited investors" in British Columbia, Alberta or Ontario through Dundee Securities Corporation (the "Agent") of up to 3 million units at a price of $0.20 per unit (the "Units") to raise up to $600,000 and up to 6 million flow-through common shares at a price of $0.20 per flow-through share (the "Flow-Through Shares") to raise up to an additional $1,200,000. Each Unit will consist of one common share and one-half non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase an additional share at a price of $0.25 for one year from closing.

The Agent will be paid a cash fee equal to 8.0% of the gross proceeds raised in the offering. In addition, the Agent will receive broker warrants exercisable for common shares equal in number to 8.0% of the number of Units and Flow-Through Shares sold. The broker warrants will be exercisable at a price of $0.20 per common share for a period of 12 months following the Closing Date.

The gross proceeds from the sale of the Flow-Through Shares will be used by the Company's wholly-owned subsidiary, Redfern Resources Ltd., for the exploration of its Tulsequah Chief property located in British Columbia, Canada. The net proceeds from the sale of the Units will be used for general working capital purposes. Closing is expected to occur on or about May 1, 2003, or such other date as is agreed to between the Company and the Agent.

The Tulsequah Chief project proposes to re-develop the Tulsequah Chief Mine in northwest BC. The Tulsequah Project, which received its Project Approval Certificate in December 2002, incorporates a previously reported historical resource estimate as follows:

Category	**Tonnes**	**Au, gpt**	**Ag, gpt**	**Cu %**	**Pb %**	**Zn %**
Measured and Indicated	5,940,000	2.59	107.41	1.42	1.26	6.72
Inferred	3,000,000	2.42	107.86	1.10	1.19	6.38

This resource was estimated in compliance with the former National Policy 2A standard. The technical report to accompany the resource estimate was the 1995 Feasibility Study by Rescan Engineering Ltd. This historical estimate is relevant as it is the most recent estimate completed for the project. The reliability of the estimate is compatible with the standards set by National Instrument 43-101.

dlw 5/14

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330

REDCORP

The feasibility study is based on a 2500 tonne/day underground mine, mill and flotation processing plant producing a gold-rich gravity concentrate as well as zinc, lead and copper concentrates. Estimated average annual payable metal output, at full production, is 98 million pounds of zinc, 22 million pounds of copper, 10 million pounds of lead, 58,000 ounces of gold and 2.3 million ounces of silver. The resource contains a total of 738,000 ounces of gold and 30.9 million ounces of silver. This is in addition to the significant base metal content of the deposit.

The Tulsequah deposit remains open to expansion at depth and laterally. In addition, excellent potential for the discovery of new deposits exists on the property within the favourable host rocks, which extend for over 10 kilometres. The property also includes another past producing mine, Big Bull, which has seen only limited exploration drilling since shutdown in 1956. No significant exploration drilling program has been conducted anywhere on the 150 km^2 property since the permitting process commenced in 1994.

The proceeds of the financing will allow Redfern to carry out a drill program designed to expand the current resource by targeting prospective extensions of the deposit, which remain open. The emphasis of the proposed program is to explore the down-dip extent of the parallel F-anticline structure adjacent to the existing defined deposit. The F-anticline hosts partially developed extensions of the former producing mine. The down-dip extension of these deposits are virtually untested. New resources developed in this area would add potential mine life and mine planning flexibility to the envisaged operations. In addition, work will be conducted in accordance with conditions of the Project Approval Certificate to advance the design information and operating permits for eventual mine construction and development

ON BEHALF OF THE BOARD OF DIRECTORS
OF REDCORP VENTURES LTD.



Per: "Terence Chandler"
Terence Chandler, President

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties nut under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330